

March 19, 2014

Via E-mail
Ronald J. Lieberman, Esq.
General Counsel and Assistant Secretary
NorthStar Realty Finance Corp.
399 Park Avenue, 18th Floor
New York, NY 10022

**Re: NorthStar Realty Finance Corp.
          Amendment No. 1 to Registration Statement on Form S-4
          Filed March 17, 2014
          File No. 333-194245**

Dear Mr. Lieberman:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to prior comment 2. We believe that the issuer of the securities in an issuer tender offer should be a filing person on Schedule TO. Please amend the cover and signature pages of the schedule to include NorthStar Realty Finance Limited Partnership as a filing person.

Conditions of the Exchange Offer, page 57

2.   We refer to your response to prior comment 9. Several of the offer conditions continue to refer to actions, orders, events, etc. that "might prohibit, prevent, restrict or delay consummation of the Exchange Offer." As requested, please revise these conditions to include an objective standard for the determination of whether a condition has been satisfied. We have similar concerns with the revisions to the fourth and fifth bullet points.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or David L. Orlic, Special Counsel, Office of Mergers and Acquisitions, at (202) 551-3503 with any questions. If you require further assistance, you may contact me at (202) 551-3233.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Robert W. Downes, Esq.
        Sullivan & Cromwell LLP